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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Panera Bread Company
(Name of Issuer)
Class A Common Stock / Class B Common Stock
(Title of Class of Securities)
69840W 10 8 / 69840W 20 7
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69840W 10 8 / 69840W 20 7

1	NAMES OF REPORTING PERSONS Ronald M. Shaich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,076,027 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		760,221 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,076,027 (1)

WITH:	8	SHARED DISPOSITIVE POWER

760,221 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,836,248, consisting of the shares described in notes (1) and (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% of the Class A Common Stock and 93.9% of the Class B Common Stock (3)

12	TYPE OF REPORTING PERSON

IN
Notes:
(1) Consists of (a) 140,563 shares of Class A Common Stock, (b) options to purchase 383,995 shares of Class A Common Stock vested as of December 31, 2008 and within 60 days thereafter and (c) 551,469 shares of Class B Common Stock. Each share of Class B Common Stock is convertible, at the stockholder’s option, into Class A Common Stock on a one-for-one basis.
(2) Consists of shares of Class B Common Stock held by five grantor retained annuity trusts, of which Mr. Shaich is the sole trustee for four and a co-trustee for one.
(3) Based upon 29,571,389 shares of Class A Common Stock and 1,396,242 shares of Class B Common Stock outstanding on December 31, 2008. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 1(a). Name of Issuer:
Panera Bread Company
Item 1(b). Address of Issuer’s Principal Executive Offices:
6710 Clayton Road
Richmond Heights, Missouri 63117
Item 2(a). Name of Person Filing:
Ronald M. Shaich
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Panera Bread Company
6710 Clayton Road
Richmond Heights, Missouri 63117
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
69840W 10 8 / 69840W 20 7

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution
Item 4. Ownership.
(a)	Amount beneficially owned:

1,836,248 shares of Common Stock, consisting of (a) 140,563 shares of Class A Common Stock, (b) options to purchase 383,995 shares of Class A Common Stock vested as of December 31, 2008 and within 60 days thereafter, (c) 551,469 shares of Class B Common Stock, which is convertible, at the stockholder’s option, on a one-for-one basis into Class A Common Stock, and (d) 760,221 shares of Class B Common Stock held by five grantor retained annuity trusts, of which Mr. Shaich is the sole trustee for four and a co-trustee for one.

(b)	Percent of class:

5.9% of the Class A Common Stock and 93.9% of the Class B Common Stock (3)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 1,076,027 (1)

(ii)	Shared power to vote or to direct the vote 760,221 (2)

(iii)	Sole power to dispose or to direct the disposition of 1,076,027 (1)

(iv)	Shared power to dispose or to direct the disposition of 760,221 (2)

Notes:

(1)	Consists of (a) 140,563 shares of Class A Common Stock, (b) options to purchase 383,995 shares of Class A Common Stock vested as of December 31, 2008 and within 60 days thereafter and (c) 551,469 shares of Class B Common Stock. Each share of Class B Common Stock is convertible, at the stockholder’s option, into Class A Common Stock on a one-for-one basis.

(2)	Consists of shares of Class B Common Stock held by five grantor retained annuity trusts, of which Mr. Shaich is the sole trustee for four and a co-trustee for one.

(3)	Based upon 29,571,389 shares of Class A Common Stock and 1,396,242 shares of Class B Common Stock outstanding on December 31, 2008. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 5. Ownership of Five Percent or Less of a Class.
NOT APPLICABLE ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.
NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group.
NOT APPLICABLE
Item 9. Notice of Dissolution of Group.
NOT APPLICABLE
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date)
/s/ Ronald M. Shaich
Ronald M. Shaich

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